

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2014

<u>Via E-mail</u>
Garrett Hale
Chief Executive Officer
Sunergy, Inc.
14362 N. Frank Lloyd Wright Blvd.
Suite 1000
Scottsdale, AZ 85260

      Re: **Sunergy, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2013
              Filed April 15, 2014
              Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013
              Filed April 22, 2014
              File No. 000-52767

Dear Mr. Hale:

      We issued comments to you on the above captioned filing on November 7, 2014**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 12, 2014.

      If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

          You may contact John Coleman at (202)551-3610 if you have questions regarding engineering comments.

                 Sincerely,

                 /s/ John Reynolds

                 John Reynolds
                 Assistant Director